
Santander
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Banco Santander Chile

Earnings Report 4Q21

February 3, 2022

Santander



Contents Page

02 Important Information

03 Section 1: Key Consolidated Data

04 Section 2: Summary of Results

13 Section 3: Macro recovery and COVID-19 update

16 Section 4: YTD Results by Reporting Segment

18 Section 5: Interest earning assets, Funding and Capital

23 Section 6: Analysis of Quarterly Income Statement

31 Section 7: ESG

34 Section 8: Credit Risk Ratings

35 Section 9: Share Performance

36 Annex 1: Summary new capital requirements under BIS III

40 Annex 2: Balance Sheet

41 Annex 3: YTD Income Statements

42 Annex 4: Quarterly Income Statements

43 Annex 5: Quarterly Evolution of Main Ratios and Other Information

CONTACT INFORMATION

Investor Relations Department

Banco Santander Chile

Bandera 140 Floor 19 Santiago, Chile

Tel: (562) 2320-8284

Email: irelations@santander.cl

Website: www.santander.cl

Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2020 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Dec-21**	**Dec-20**	**% Change**
Total assets	63,671,025	55,776,077	14.2%
Gross customer loans	36,634,768	34,409,170	6.5%
Customer deposits	28,031,993	25,142,684	11.5%
Customer funds[1]	35,923,960	33,234,250	8.1%
Total shareholders' equity	3,400,220	3,567,916	(4.7%)
Income Statement (YTD)	**Dec-21**	**Dec-20**	**% Change**
Net interest income	1,816,346	1,593,848	14.0%
Net fee and commission income	332,751	267,278	24.5%
Net operating profit before provisions for loan losses	2,302,755	2,024,363	13.8%
Provision for loan losses	(405,575)	(511,073)	(20.6%)
Op expenses excluding impairment and other op. exp.	(799,864)	(768,546)	4.1%
Operating income	980,262	652,298	50.3%
Income before tax	979,599	653,686	49.9%
Net income attributable to equity holders of the Bank	774,959	517,447	49.8%
Profitability and efficiency	**Dec-21**	**Dec-20**	**Change bp**
Net interest margin (NIM)[2]	4.2%	4.0%	21
Efficiency ratio[3]	36.6%	39.8%	(317)
Return on avg. equity	22.7%	14.5%	820
Return on avg. assets	1.3%	0.9%	40
Core capital ratio	9.6%	10.7%	(110)
AT1 ratio	2.6%	0.0%	263
BIS ratio	15.9%	15.4%	500
Return on RWA	2.3%	1.5%	80
Asset quality ratios (%)	**Dec-21**	**Dec-20**	**Change bp**
NPL ratio[4]	1.2%	1.4%	(19)
Coverage of NPLs ratio[5]	270.5%	226.7%	4,378
Cost of credit[5]	1.2%	1.5%	(33)
Clients and service channels	**Dec-21**	**Dec-20**	**Change bp**
Total clients	4,116,301	3,607,609	14.1%
Digital clients	2,016,947	1,546,524	30.4%
Loyal clients	832,405	764,104	8.9%
Current account holders (including Superdigital)	2,184,012	1,508,530	44.8%
Branches	326	358	(8.9%)
ATMs (including depositary ATMs)	1,338	1,199	11.6%
Employees	9,988	10,470	(4.6%)
Market capitalization (YTD)	**Dec-21**	**Dec-20**	**Change (%)**
Net income per share (Ch$)	4.11	2.75	49.8%
Net income per ADR (US$)	1.93	1.54	24.9%
Stock price (Ch$/per share)	34.25	34.1	0.4%
ADR price (US$ per share)	16.29	18.99	(14.2%)
Market capitalization (US$mn)	7,674	8,946	(14.2%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million established in 1Q21, the Ch$18,000 million established in 2Q21, Ch$30,000 million established in 3Q21, Ch$ 60,000 million established in 4Q21.
6. Provision expense annualized divided by average loans.

Section 2: Summary of results[1]

Net income attributable to shareholders up 49.8% YoY in 12M21, with ROAE of 22.7%

Net income attributable to shareholders in 12M21 totaled Ch$774,959 million (Ch$4.11 per share and US$1.93 per ADR), a 49.8% increase compared to the same period in 2020. The Bank's **ROAE** for 12M21 was 22.7% compared to 14.5% in 12M20, the Net interest margin (NIM) reached 4.2% in 12M21 compared to 4.0% in 12M20 and the efficiency ratio reached 36.6% in 12M21 compared to 39.8% in 12M20.


ROE
YTD, as of December 2021
22.7%
20.1%
12.6%
11.1%
Santander
Banco de Chile
Bci

Net income attributable to shareholders in 4Q21 totaled Ch$231,761 million (Ch$1.23 per share and US$0.58 per ADR), increasing 26.3% compared to 4Q20 (from now on YoY) and 31.7% compared to 3Q21 (from now on QoQ). Strong YoY results were driven by a 14.0% increase in net interest income, which in turn was driven by asset growth, a better funding mix and a higher inflation rate. Fee income increased 37.6% YoY and 10.7% QoQ due to new product sales through digital platforms, client growth and greater product usage. This was offset by higher Provision expense, which increased 49.6% YoY and 34.4% QoQ. The Board of Directors continued to maintain a conservative stance and established additional provisions of Ch$60,000 million in the quarter. The efficiency ratio reached a world class level of 33.8% in the quarter despite greater cost pressure from rising inflation. The Bank notched its fifth consecutive quarter of plus 20% **ROAE** which reached 28.0% in 4Q21.

Client base increases 14.1% YoY and surpasses 4 million total clients

In the quarter, total clients continued to grow strongly, increasing 2.5% QoQ and 14.1% YoY and the Bank surpassed 4 million. The growth of our client base, as can be observed in the adjacent graph clearly reflects the success of our digital strategy, including Life and Superdigital. This rise in clients was driven by our digital platforms, including Life and Superdigital. Total digital clients have increased 61.7% since December 2019, and increased 30.4% in 2021 alone to 2,016,947.


Total and Digital Client Evolution
+20.4 %
COVID-19 pandemic
4,116,301
Autocompara
3,498,576
3,462,655
klare
Getnet
Exiting low income consumer lending segment
2,016,947
1,329,688
964,734
+61.7%
Total Clients
Digital Clients

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF).

Life and Superdigital driving digital account openings

The success of Life and Superdigital continued in 4Q21, with demand for these digital products remaining high. This led to a 6.1% QoQ and a 37.8% YoY increase in clients with accounts at the Bank.



Life clients
+85.6%
900,065
484,992
Dec-20
Feb-21
Apr-21
Jun-21
Aug-21
Oct-21
Dec-21

Santander Life continues to be the main contributor to new client growth due to the success of this product's Meritolife Program and Digital On-boarding process for opening a checking account. Total new clients in Life in December 2021 increased 85.5% YoY and in 4Q21 Life opened 78,443 checking accounts reaching a total of 900,065. Santander Life's clients are rapidly being monetized while obtaining a high Net Promoter Score (NPS) for the onboarding process. Santander Life has an NPS of 75. This year Santander Life's client base generated revenues of more than Ch$81 billion in 2021.



Superdigital clients
+119%
284,758
129,991
Dec-20
Feb-21
Apr-21
Jun-21
Aug-21
Oct-21
Dec-21
284,758
Total SD clients

In **Superdigital, a record amount of debit accounts** were opened in the quarter, providing an attractive alternative for unbanked Chileans to open a digital debit account. At the end of December 2021, we already had more than 284,000 clients, adding 69,570 new clients in the quarter. This has been led by the ease of opening these accounts online, the possibility of receiving government aid into these accounts as well as the various partnerships Superdigital has signed with companies such as Uber and Cornershop to attract new customers. Superdigital recently signed an agreement with Todas Conectadas, a platform for women entrepreneurs in Latin America and the Caribbean led by UN Women, Mastercard and Microsoft. Superdigital will be the account that will enable these women in Chile to receive payments, shop and have access to benefits and financial education courses, free of cost.

Market share in checking accounts rises 410bp to 28.9%

As a result of these efforts, the Bank's market share in checking accounts continued to rise sharply. According to the latest publicly available information, which is as of October 2021, Santander Chile has increased market share in current accounts to 28.9%, with account openings totaling 569,747 in the twelve-month period, compared to a total of 624,609 for the whole system (not including Santander) in the same period. These figures do not include Superdigital since those accounts are categorized as debit cards.



Current account market share Santander Chile[1]
24.8%
28.9%
Oct-20
Oct-21

Getnet's successful initial year

Getnet's entry into Chile's acquiring market continues to show strong results. Client reception has been high with more than 62,000 POSs installed for 55,000 clients, 92% of which are SMEs. Moreover, it has an NPS score of 74 and 60% of the clients have auto installed their new POS, which demonstrates the efficiency of Getnet's systems. A star feature has been the deposit of sales receipts up to 5 times daily, including weekends. Getnet generated revenues of approximately Ch$3.9bn in the quarter and Ch$7.1 bn since being launched in February 2021.



Successful launch of Getnet
Acquiring network that uses the four-part model to operate, offering a payments solution to businesses
• Pays instantaneously
• Different plans for different clients
• No more "Credit or debit?"
POS sold per quarter
11,476
16,155
19,062
21,518
1Q21
2Q21
3Q21
4Q21
~68,000
POS sold
92%
Of clients are SMEs
60%
Auto-installed
74
NPS score
Ch$7 billion
Fees generated since Feb. 2021-Dec.2021
Accepts all cards, with following brands:
Santander

Santander Chile holds ESG Talk, announcing 10 responsible banking commitments

For the second year in a row, Santander Chile held a virtual event with investors, where the advances of the Bank were explained by Claudio Melandri, President of the Bank, and its CEO, Miguel Mata. In this opportunity, the focus was ESG themes (Environmental, Social, and Governance), highlighting the efforts Santander has done to help its clients transition towards a greener economy and how it has reduced its own impact on the planet.

Miguel Mata announced the ten responsible banking commitments that we have established to meet in the coming years:

1. To be the best company to work for in Chile: we are currently the number 1 company in the Great Place To Work ranking in 2020 in companies with more than 1,000 workers and we have the Top Employer certification. We seek to maintain this leadership position.

2. Increase the percentage of women in managerial positions: currently 25% of managers are women and our goal is to reach 30% by 2025.

3. Eliminate the gender pay gap: we currently have a 3.1% gender pay gap and our goal is to eliminate it by 2025. The Equal Conciliation Seal, delivered by the Ministry of Women and Gender Equity, gives us a path and an official commitment to advance on this issue.


Strategic initiatives
Our 10 Responsible Banking Commitments
2020 2021 2022 2023 2024 2025
Best Company to work for in Chile 1 1 1 1 1 1
Women in managerial positions 25% 30%
Eliminate gender pay gap 3% 0%
People financially empowered 921,779 2 million
Green Financing US$1.5 billion
Energy from renewable sources 28% 100%
Carbon neutral Mitigate 100% Carbon neutral
Eliminate single-use plastics Eliminate 100%
Scholarships, internships, entrepeneurship programs 2,951 13,541
Support people through our community contribution programs 103,792 493,852
Santander
23

4. Work to financially empower people: between 2019 and 2020 we contributed to financially empower 921,779 people. Through our financial products such as Life we want to financially empower more than 2 million people by 2025.

5. Grant green financing to our clients: We have defined a goal for 2025 to finance our own projects and those of our clients for at least US$ 1.5 billion through our ESG framework.

6. Increase energy from renewable sources: 28% of our energy comes from these types of sources. In addition, we are committed to ensuring that 100% of the electrical energy we use comes from renewable sources.

7. Mitigate 100% of our carbon footprint and gradually reduce it: since 2019 we mitigate 100% of our carbon footprint. We will also continue to make progress in measuring the carbon footprint of our loan portfolio and we join the Group's goal of becoming carbon neutral by 2050. Regarding our own operations, the goal is to be carbon neutral by 2025, without the need to offset the footprint with the purchase of carbon credits.

8. Eliminate single-use plastics in our operation: This year we will eliminate 100% of single-use plastics.

9. Deliver scholarships, internships and entrepreneurship programs: in 2020 we awarded 2,951 scholarships for education and entrepreneurship at the local level. Our goal is to award 13,541 scholarships between 2019 and 2024.

10. Support people through our community contribution programs: during 2020 we supported 103,792 people through our education programs and other support measures for the benefit of people in vulnerable situations. In social matters between 2019 and 2024 we hope to help 493,852 people through our community programs.

During the ESG Talk, Claudio Melandri announced that the entity will be one of the first large companies in Chile and the first local bank in producing its own renewable energy. An agreement was signed with Gasco Luz and Fourtrees Capital where six solar plants of 300kW each will be built in the Coquimbo, Valparaiso and Metropolitan Region and will be fully operational by 2022. The contract consists of a 10-year lease of these solar plants that are already under construction for an annual payment of US$240,000. 100% of the energy produced in these plants will be used for energy consumption within the Bank, thus reducing its carbon footprint by 1,380 tons each year. In this manner, the energy generated in these plants will be incorporated to the national grid, permitting Santander to compensate its consumption through this contribution.

These energy plants are in line with the UN Sustainable Development Goals. In effect, in 2019 the Santander Group set as an objective to have 100% of its energy come from renewable resources in 2025 in countries where it was possible to certify the energy resource. In addition, the loan book will also be carbon neutral by 2050, in line with the Net Zero Banking Alliance, which Santander adheres to.

Furthermore, it was announced that the Bank is currently preparing its first ESG Framework which should be launched soon. Under this mechanism, the bond issues will have an official seal as ESG bonds. This framework will include a Second Party Opinion to ensure that funds will be allocated to projects, complying with the principles of the International Capital Markets Association. Initially, US$1.5 billion in initiatives have been identified that will be financed through this program. The ESG bonds will be linked to energy efficiency, renewable energy, pollution reduction, financial inclusion, and social projects.

For more information, click here to see the replay.

Funding mix improves. Deposits increase 11.5% YoY with demand deposits rising 22.9% YoY

The Bank's **total deposits** increased 11.5% YoY and decreased 6.1% QoQ in 4Q21. In the quarter, **non-interest bearing demand deposits** increased 3.1% QoQ and 22.9% YoY. The strong growth of our checking account base, the withdrawal of pension fund moneys and other direct transfers to households together with our strength in transactional services for corporate clients drove the high growth of demand deposits in 2021. On the other hand, **time deposits** decreased 18.9% QoQ despite rising rates. The monetary policy rate (MPR) rose from 1.5% in September to 4% at year-end 2021.

Demand deposits by segment

Ch$ bn	12M21	YoY	QoQ
Individuals	7,192	28.4%	1.2%
SMEs	3,386	25.6%	3.7%
Retail	**10,578**	**27.5%**	**2.0%**
Middle Market	**4,365**	**13.1%**	**(0.2%)**
Corporate (SCIB)	**2,621**	**23.8%**	**11.2%**
Total	**17,901**	**22.9%**	**3.1%**

Loans growth accelerates in the quarter

Total loans increased 2.5% QoQ and 6.5% YoY. During the quarter, our **SCIB segment** experienced strong growth of 32.6% YoY as the economy re-opened and large corporates sought funding in the form of corporate loans as the bond market remained illiquid following the pension fund withdrawals. Our Middle-market segment also saw signs of reactivation, with loans growing 2.2% QoQ driven by the acceleration of economic activity in the quarter. The depreciation of the peso also resulted in a translation loss of dollars denominated in foreign currency. The Chilean peso depreciated 5.3% in 4Q21. Approximately 9.3% of our loan book is denominated in foreign currency, mainly US$. Our strategy with these segments continues to focus on the overall profitability of clients, focusing on non-lending activities. **Loans to SMEs** contracted 5.5% YoY and 2.5% QoQ as demand for the Fogape and Fogape Activa programs for SMEs waned (See Section 3).

Loans to individuals increased 7.4% YoY and 3.3% QoQ. **Consumer loans** increased 2.9% QoQ. This was driven by a 11.2% increase in Santander Consumer, our subsidiary that sells auto loans and represents 14.5% of total consumer loans. Despite contracting 4.3% YoY, other forms of consumer lending increased 1.7% QoQ as the economy continued to reopen and travel restrictions were lifted. **Mortgage loans** increased 11.8% YoY and 3.9% QoQ. Even though interest rates have been rising, the continued liquidity of our clients is contributing to the sustained growth, especially among high-income earners. The UF inflation rate of 3.0% in the quarter also resulted in a positive translation impact on mortgage loans as most of these loans are denominated in UF[1].

1 Unidad de Fomento (UF), an inflation indexed unit. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$29,394.77 at March 31, 2021 and Ch$28,597.46 at March 31, 2020.

NII in 4Q21 up 14.0% YoY and NIM of 4.5% due to strong inflation in the quarter

In 4Q21, **Net interest income, NII,** increased 14.0% compared to 4Q20 and 14.7% compared to 3Q21. The Bank's **NIM** in 4Q21 was 4.5%, higher than the 4.3% in 4Q20 and the 4.0% in 3Q21. In 4Q21, the higher NIM is mainly due to the higher inflation rate and improved funding mix. In 4Q21, the Central Bank continued to tighten monetary policy, increasing the MPR from 1.5% in September to 4.0% in December. This increase in short term rates has led to an increase in our **cost of funds** from 1.8% in 3Q21 to 4.7% in 4Q21. However, this was more than compensated by the higher inflation which reached 3.0% in the quarter, leading to an increase in the **interest earning asset yield** from 6.0% in 2Q21 to 9.2% in 3Q21.

Cost of credit at 1.2% in 12M21 with high coverage of 270.5%

During the quarter, **provisions for loan losses** totaled Ch$127,034 million, increasing 49.6% YoY and 34.4% QoQ. The **cost of credit** in 4Q21 reached 1.4%, increasing from 1.1% in 3Q21 and 1.0% in 4Q20. This led to a cost of credit of 1.2% for the full year. The Board of Directors continued to maintain a conservative stance and established additional provisions of Ch$60,000 million in the quarter.

The **Expected loan loss ratio** (Loan loss allowance over total loans) increased from 3.2% in 3Q21 to 3.3% in 4Q21 and the **total Coverage ratio,** including the additional provisions, reached 270.5% in 4Q21. During 4Q21 the **NPL ratio** remained stable at 1.2% compared to 3Q21 and an improvement compared to the 1.4% in 4Q21. The **impaired loans ratio** continued to fall, reaching 4.5% at year-end.

Fee income increases 37.6% YoY driven by rise in client base

Fee income increased 37.6% compared to 4Q20 and 10.7% compared to 3Q21. Fees in the quarter continued to show healthy signs of pick-up driven by various new products, client growth and greater product usage as the economy reopens. In the quarter, total clients continued to grow strongly, increasing 2.5% QoQ and 14.1% YoY and the Bank surpassed 4 million clients driven by the increase in current account openings with digital clients increasing 4.3% QoQ and 30.4% YoY, thanks to our successful digital offer, including Life and Superdigital.

Results from Total financial transactions, net was a gain of Ch$27,256 million in 4Q21, an increase of 572.3% compared to 4Q20 and a decrease of 21.3% compared to 3Q21. **Client treasury services** revenues reached a gain of Ch$49,405 million in the quarter, an increase of 61.4% compared to 4Q20 and 4.2% compared to 3Q21. **Non-client treasury** totaled a loss of Ch$22,149 million in the quarter.

Productivity continues to rise. Efficiency ratio of 33.8% in the quarter.

Operating expenses increased 4.8% QoQ and 8.9% YoY in the fourth quarter. The Bank continues to advance in the execution of its investment plan of US$260 million for the years 2022-2024 with a focus on digital initiatives both at the front and back-end. The recent rise in costs in 4Q21 was mainly due to depreciation of the peso and the rise in inflation in the quarter, especially on administrative expenses. Despite this rise, the Bank's **efficiency ratio** reached a record low level in the year of 33.8% in 4Q21 and 36.6% for the full year 2021. **Productivity** has continued to improve demonstrating the strength of our digital channels, with digital clients defined as those using internet and mobile banking increasing over 30% in the year. Volumes (loans plus deposits) per branch increased 16.6% YoY and volumes per employee rose 16.7% YoY.

BIS III begins. First Chilean issuer of AT1 perpetual bond.

The Bank's **core capital ratio**[2] was 9.6% as of December 31, 2021. The Bank's **Tier 1 ratio** was 12.2% and the **total BIS ratio**[3] was 15.9% at year-end 2021. The new risk weightings for assets under BIS III requirements became effective on December 1, 2021 and as of that date **Risk weighted assets (RWA)** now include credit, market, and operational risk. For this reason, RWA increased 4.1% compared to the previous quarter and 8.9% YoY. To further bolster capital ratios, in October 2021, the Bank became the first Chilean bank to **issue an AT1 perpetual bond**. The bond is for US$ 700 million with no fixed maturity and not redeemable before five years from the date of issuance. For a more detailed description of BIS III implementation in Chile, which started in December 2021, please see **Annex 1: Summary new capital requirements under BIS III.**

2. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
3. BIS ratio: Regulatory capital divided by RWA.

Summary of Quarterly Results

	Quarter			Change %	
(Ch$mn)	4Q21	3Q21	4Q20	4Q21/4Q20	4Q21/3Q21
Net interest income	505,953	441,298	443,638	14.0%	14.7%
Net fee and commission income	94,963	85,796	69,024	37.6%	10.7%
Total financial transactions, net	27,256	34,642	4,054	572.3%	(21.3%)
Provision for loan losses	(127,034)	(94,498)	(84,888)	49.6%	34.4%
Operating expenses (excluding Impairment and Other operating expenses)	(207,384)	(197,811)	(190,465)	8.9%	4.8%
Impairment, Other op. income & expenses	(14,808)	(40,716)	(18,955)	(21.9%)	(63.6%)
Operating income	**278,946**	**228,711**	**222,408**	**25.4%**	**22.0%**
Net income attributable to shareholders	**231,761**	**176,007**	**183,435**	**26.3%**	**31.7%**
Net income/share (Ch$)	1.23	0.93	0.97	26.3%	31.7%
Net income/ADR (US$)[1]	0.58	0.46	0.55	5.3%	25.0%
Total loans	**36,634,768**	**35,757,478**	**34,409,170**	**6.5%**	**2.5%**
Deposits	**28,031,993**	**29,856,946**	**25,142,684**	**11.5%**	**(6.1%)**
Shareholders' equity	3,400,220	3,281,011	3,567,916	(4.7%)	3.6%
Net interest margin	4.5%	4.0%	4.3%		
Efficiency ratio[2]	33.8%	38.0%	38.3%		
Return on equity[3]	28.0%	21.3%	20.4%		
NPL / Total loans[4]	1.2%	1.2%	1.4%		
Coverage NPLs[5]	270.5%	259.4%	226.7%		
Cost of credit[6]	1.4%	1.1%	0.98%		
Core Capital ratio[7]	**9.6%**	**9.6%**	**10.7%**		
AT1 ratio[8]	2.6%	1.5%	--		
BIS ratio[9]	15.9%	14.2%	15.4%		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to CMF BIS I definitions. As of 2021, capital ratios under BIS III definitions
8. AT1 ratio = additional Tier I. Prior to 4Q21, made up of subordinated bonds up to 1.5% of total capital, however from 4Q21 it is composed of an AT1 perpetual bond.
9. BIS ratio: regulatory capital divided by RWA.

Section 3: COVID-19 Update

COVID-19 situation in Chile

The first case of COVID-19 in Chile was on March 3, 2020 and contagion continued to progress, reaching a peak of infections in mid-May 2020. The government implemented strict guidance on the reopening of the country, with each county having to meet targets in terms of cases and hospital availability in order to access greater mobility freedom with the possibility of stronger confinement measures if these indicators start to show deterioration. The process to vaccinate the Chilean population began in February 2021, and as of January 6, 2022, over 14.1 million people in Chile over 18 years old were already fully vaccinated, representing 92.3% of the target population. The Chilean Ministry of Health defines "target population" as (1) critical population (i.e. individuals exposed to infection due to their work or functions); (2) healthy population (i.e. individuals between the ages of 18 and 59); and (3) population at risk (i.e. individuals with an increased risk of experiencing grave morbidity, sequels or death due to COVID-19 by reason of age or pre-existing conditions). The Chilean government has also begun vaccinating children under 18 years of age and is currently rolling out the second booster shot. Moreover, the Public Health Institute (Instituto de Salud Pública) granted on September 6, 2021 the necessary emergency approval for the vaccination of children between 6 and 12 years of age, which was later extended to children of 3 years of age in December 2021. As of January 6, 2022, 3.8 million children between the ages of 3 and 17 have received vaccines with over 80% of this population having received the first dose and 68% the second dose. Furthermore, over 11.5 million booster shots have been applied to the population over 12 years of age.

Government programs and withdrawal from pension funds help support households

The Government announced new initiatives for different segments of the Chilean population such as tax breaks and one-off payments to vulnerable households and aid to middle-class families during the pandemic.

In July 2020, a law was passed permitting Chileans to withdraw a minimum of UF35 (US$1,200) and a maximum of UF150 (US$5,300) from their pension funds. For those that have funds below UF35, they were able to take out the total amount of their savings. The draw down was tax-free and approximately US$16 billion was withdrawn in August and September, the equivalent of 6% of GDP. Then again in December, a second pension fund withdrawal was approved, although this time it was not tax-exempt. This added another US$14 billion in liquidity to the system up until the end of January 2021. On April 27, 2021, a third withdrawal was approved and added a further US$13 billion of liquidity into the system. This immediate injection of cash to households contributed to higher consumption, higher inflation, and positively impacted asset quality. A fourth pension fund withdrawal was discussed in December 2021, but did not pass Congress. The Chilean government has begun a process of discussing a tax reform and a pension reform to make up for these pension withdrawals.

In May 2021, the President of Chile announced a new universal emergency fund (IFE) that is available for 90% of Chilean households, benefiting around 14.8 million people. These households received a monthly income for the months June, July, and August, amounting to a total estimated government expense of US$ 8.7 billion, a further 50% of this expense

for September and then 100% again for October and November. This state aid will help to maintain consumption and high liquidity levels as Chile emerges from the pandemic.

FOGAPE loans and payment holidays

A **FOGAPE 2.0 called FOGAPE Reactiva has been rolled out**, with less restrictions in terms of interest rates, terms, and use of proceeds. These loans will also have the state guarantee but will be able to be used for investment and payment of debts, in addition to working capital. The maximum interest rate was also increased to the Central Bank Monetary Policy Rate + 0.7% nominal per month. Ch$2.0 trillion in FOGAPE loans have been disbursed including Ch$877 billion in FOGAPE Reactiva in 12M21. FOGAPE Reactiva loans did not include a grace period, but we do not rule out this option in the future. Of the total FOGAPE loans disbursed, 97.4% show normal payment behavior, while only 2.6% show impairment. These loans have an average state guarantee of 78%.

Even though there still exists an important amount of uncertainty surrounding the COVID-19 pandemic and asset quality going forward, payment trends have been positive so far. During the pandemic the Bank gave payment holidays for a total of Ch$7,868,498 million as of December 31, 2021, of which 99.9% of these payment holidays have now expired with over 97% resuming payments.

Central Bank liquidity lines

The **Central Bank detailed a third stage of the Conditional Financing Facility (FCIC3).** The FCIC is a medium-term liquidity measure at low cost created in March 2020 by the Central Bank, in the context of the global economic crisis generated by COVID-19 offered to banks conditional on loan growth, particularly to small and medium-sized companies. In stages 1 and 2, the Board of the Central Bank had allocated a total of US$ 40 billion to this facility, of which approximately US$30 billion has been disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, announced the beginning of a third stage of this instrument (FCIC3).

The specific details of the FCIC3 are the following:

1. The FCIC3 will come into effect on March 1 and is open for a period of 6 months. The maximum term of maturity of all operations carried out under this program will be July 1, 2024. The global amount of resources available is US$ 10 billion, equivalent to the remaining undisbursed as of today of FCIC1 and FCIC2. The interest rate that will govern is the lowest Monetary Policy Rate (MPR) of the period of validity of the program, following the same rules established for the previous stages.

2. Conditions and access limits: Access to the funds of the FCIC3 program will be linked to the flow of commercial loans to companies with sales of up to 1 million UF, with a higher weighting for new loans and rescheduling with a FOGAPE-Reactiva guarantee. There will be a limit to access per bank of US$ 2 billion.

3. Collateral: Central bank lines are backed by collateral, which includes Central bank bonds and notes with a similar maturity and high rated corporate loans.

As of December 31, 2021, Banco Santander Chile had Ch$5,611,439 million (US$ 6.6 billion) outstanding from the FCIC mechanism and no outstanding amount for LCL (this line was unsecured and for up to 2 years).

Section 4: YTD Results by reporting segment

Net contribution from business segments up 31.7% YoY

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	1,044,730	334,768	97,817	1,477,315
Change YoY	(0.5%)	(3.3%)	(14.4%)	(2.2%)
Net fee and commission income	262,265	43,903	33,256	339,424
Change YoY	22.9%	14.5%	43.5%	23.5%
Total financial transactions, net	37,932	20,132	112,198	170,262
Change YoY	35.2%	9.9%	43.5%	36.7%
Total revenues	**1,344,927**	**398,803**	**243,271**	**1,987,001**
Change YoY	**4.2%**	**(1.0%)**	**12.8%**	**4.1%**
Provision for loan losses	(191,966)	(61,090)	29,692	(223,364)
Change YoY	(24.2%)	(42.3%)	(160.2%)	(45.3%)
Net operating profit from business segments[5]	**1,190,893**	**357,845**	**385,161**	**1,933,899**
Change YoY	**11.7%**	**13.5%**	**57.6%**	**19.0%**
Operating expenses[6]	(616,287)	(94,721)	(77,051)	(788,059)
Change YoY	3.3%	3.9%	6.0%	3.6%
Net contribution from business segments[7]	**536,674**	**242,992**	**195,912**	**975,578**
Change YoY	**21.6%**	**18.0%**	**109.4%**	**31.7%**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM.
4 Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments increased 31.7% YoY in 12M21 compared to the same period of 2020 due to a healthy rise in revenues and lower provisions, both a reflection of improving economic activity.

Total revenues increased 4.1% YoY. **Net interest income** (NII) from the business segments fell slightly by 2.2% YoY to December 2021 due to loan growth focused on lower yielding assets such as mortgage and commercial loans. **Net fee and commission income** increased 23.5% from the business segments, especially driven by greater card fees due to higher card usage and the expansion of our client base. **Financial transactions from our business segments** increased 36.7% YoY due to higher demand from clients for treasury products. **Operating expenses** in our business segments increased 3.6% YoY mainly due to continued higher spending on our digital initiatives as part of our announced investment plan of US$250 million for 2021-2023.

The net contribution from Retail banking increased 21.6% YoY. Total revenues increased 4.2% YoY driven by an increase in commissions and financial transactions. Net interest income decreased slightly by 0.5% YoY in this segment mainly due to the growth in lower yielding loans. Total loan growth was 6.2% YoY, driven by lower yielding mortgages growing 11.8% YoY, while consumer loans only grew 1.2% YoY. The effect of inflation in net interest income is not

reflected in the segment results. Fees in this segment increased 22.9% due to higher card, checking account, and insurance brokerage fees. Superdigital and Santander Life continued to grow at a rapid pace. Card fees grew 34.3% as credit card usage started to normalize in line with the removal of lockdowns as well as the acceleration of online usage of debit cards from our growing Life and Superdigital client base. Getnet also contributed approximately Ch$7.1 bn in fees in the period. Provisioning expense was also lower, decreasing 24.2% YoY due to the positive evolution of payment behavior even after the expiration of payment holidays (additional provisions are not included in segment results). Operating costs increased by 3.3% YoY, mainly due to higher spending on technological innovations as the Bank has continued with digital transformations.

Net contribution from the Middle-market increased 18.0% YoY in 12M21. Total revenues in this segment decreased slightly by 1.0% due to a decrease of 3.3% in net interest income. Fees increased 14.5% YoY, especially from foreign trade operations, with treasury income increasing 9.9% YoY. Provision expenses decreased 42.3% after the Bank had downgraded the risk rating of various clients in previous quarters to cover the higher credit risk arising from the COVID-19 crisis.

Net contribution from the SCIB increased 109.4 % YoY in 12M21. Total revenues in this segment increased 12.8%, led by an increase in investment banking services reflected in the 43.5% rise in client treasury income and 43.5% in fees from foreign trade. This segment also recorded a reversal of provision expense, since two large impaired loan positions were sold in the first half of this year, while other clients paid off their debt during the year.

Section 5: Interest earning assets, funding, and capital

Loan growth reaches 6.5% YoY and 2.5% QoQ

Loans by segment

	YTD			Change %	
(Ch$mn)	Dec-21	Sep-21	Dec-20	Dec-21/Dec-20	Dec-21/Sep-21
Total loans to individuals[1]	**21,138,913**	**20,418,913**	**19,363,270**	**9.2%**	**3.5%**
Consumer loans	4,999,249	4,856,976	4,940,879	1.2%	2.9%
Santander Consumer (auto)	723,075	650,299	470,389	53.7%	11.2%
Other consumer loans	4,276,174	4,206,677	4,470,490	(4.3%)	1.7%
Residential mortgage loans	13,876,175	13,354,322	12,411,825	11.8%	3.9%
SMEs	**4,645,806**	**4,804,230**	**4,915,978**	**(5.5%)**	**(3.3%)**
Retail banking	**25,784,719**	**25,223,143**	**24,279,248**	**6.2%**	**2.2%**
Middle-market	**8,511,500**	**8,460,111**	**8,136,402**	**4.6%**	**0.6%**
Corporate & Investment banking (SCIB)	**2,260,031**	**2,007,504**	**1,704,494**	**32.6%**	**12.6%**
Total loans[2 3]	**36,634,768**	**35,757,478**	**34,409,170**	**6.5%**	**2.5%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Total loans increased 2.5% QoQ and 6.5% YoY. During the quarter, our **SCIB segment** experienced strong growth of 32.6% YoY as the economy re-opened and large corporates sought funding in the form of corporate loans as the bond market remained illiquid following the pension fund withdrawals. Our Middle-market segment also saw signs of reactivation, with loans growing 2.2% QoQ driven by the acceleration of economic activity in the quarter. The depreciation of the peso also resulted in a translation loss of dollars denominated in foreign currency. The Chilean peso depreciated 5.3% in 3Q21. Approximately 9.3% of our loan book is denominated in foreign currency, mainly US$. Our strategy with these segments continues to focus on the overall profitability of clients, focusing on non-lending activities. **Loans to SMEs** contracted 5.5% YoY and 2.5% QoQ as demand for the Fogape and Fogape Activa programs for SMEs waned (See Section 3).

Loans to individuals increased 9.2% YoY and 3.5% QoQ. **Consumer loans** increased 2.9% QoQ. This was driven by an 11.2% increase in Santander Consumer, our subsidiary that sells auto loans and makes up around 14.5% of consumer loans. Other types of consumer loans such as installment loans and credit card financing increased 1.7% in the quarter after various quarters of declines. As travel and other restrictions were lifted consumer loan growth rebounded. **Mortgage loans** increased 11.8% YoY and 3.9% QoQ. Even though interest rates have been rising, the continued liquidity of our clients is contributing to the sustained growth, especially among high-income earners. The UF inflation rate of 3.0% in the quarter also resulted in a positive translation impact on mortgage loans as most of these loans are

denominated in UF[5]. Since the third quarter of 2021, the Bank has been restricting mortgage loans with tenors greater than 20 years as local long-term funding markets have become more illiquid, following pension fund withdrawals.

Financial investments

Financial investments

		YTD		Change %	
(Ch$mn)	Dec-21	Sep-21	Dec-20	Dec-21/Dec-20	Dec-21/Sep-21
Trading	73,347	51,216	133,718	(45.1%)	43.2%
Available for sale	5,803,139	6,370,314	7,162,542	(19.0%)	(8.9%)
Held-to-Maturity	4,380,680	2,692,995	-	--%	62.7%
Total	**10,257,166**	**9,114,525**	**7,296,260**	**40.6%**	**12.5%**

Since the onset of the pandemic, the Bank has seen an important increase in two funding sources: (i) demand deposits and (ii) the Central Bank Credit Lines. Both sources of funds have contributed to improving the Bank's funding mix and haven been used to fund lending activities, especially to SMEs through the FOGAPE program.

This higher liquidity resulted in an increase in financial investments in the balance sheet as reflected in the 12.5% QoQ and 40.6% YoY increase in financial investments in 4Q21. The higher inflation and depreciation of the peso against the U.S. dollar also resulted in a translation gain for a portion of these investments. The Bank's fixed income investment portfolio is entirely comprised of high-quality liquid assets (HQLA) such as Chilean Central Bank bonds and notes, Chilean sovereign debt, and U.S. treasuries.

At the same time, the expansion of demand deposits has triggered the *technical reserve requirement*. According to Chilean bank regulation, to the extent that the aggregate amount of demand deposits exceeds 2.5 times a bank's regulatory capital, a bank must maintain a 100% reserve against them with the Central Bank. As of December 31, 2021, the Central Bank required us to maintain a technical reserve of Ch$4,272,695 million. This reserve requirement is mainly fulfilled with Central Bank instruments that match our estimated duration of demand deposits defined in our internal liquidity models. Moreover, the utilization of the Central Bank Credit lines also requires us to set aside collateral, mainly high rated loans and Central Bank bonds that also match the duration of the Central Bank lines of 3 years.

In 2021 and in line with Chilean Bank GAAP and NIC 39, the Bank reclassified Ch$4.4 trillion of financial instruments classified as **Available for sale (AFS) to the Held-To-Maturity (HTM)** investment portfolio. The instruments included as HTM are being used for the technical reserve requirement and as collateral for the Central Bank Credit Lines.

5 Unidad de Fomento (UF), an inflation indexed unit. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$29,394.77 at March 31, 2021 and Ch$28,597.46 at March 31, 2020.

Demand deposits increase 22.9% YoY

Funding

	YTD			Change %	
(Ch$mn)	Dec-21	Sep-21	Dec-20	Dec-21/Dec-20	Dec-21/Sep-21
Demand deposits	17,900,938	17,367,090	14,560,893	22.9%	3.1%
Time deposits	10,131,055	12,489,856	10,581,791	(4.3%)	(18.9%)
Total Deposits	**28,031,993**	**29,856,946**	**25,142,684**	**11.5%**	**(6.1%)**
Mutual Funds brokered[1]	7,891,967	8,853,114	8,091,566	(2.5%)	(10.9%)
Bonds	8,397,060	8,034,421	8,204,177	2.4%	4.5%
Central Bank lines	5,611,439	5,685,407	4,959,260	13.2%	(1.3%)
LCR [2]	148.9%	221.1%	142.0%		
NSFR [3]	110.8%	121.7%	104.2%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Liquidity Coverage Ratio calculated according to Chilean regulations.
3. Net Stable Funding Ratio calculated according to Chilean regulations as of December 31, 2021 and calculated using internal methodology in prior periods.

The Bank's **total deposits** increased 11.5% YoY and decreased 6.1% QoQ in 4Q21. In the quarter, **non-interest bearing demand deposits** increased 3.1% QoQ driven by corporate deposits as this segment seasonally experiences strong growth at year-end. At the same time, and despite rising short-term rates, demand deposits in the retail segments increased 2.0% QoQ. This was due to the high liquidity of our clients arising from the pension fund withdrawals and the universal emergency fund (IFE). The 8.9% QoQ growth in checking accounts also drove demand deposit growth in the quarter.

CLP Time Deposit Cost Evolution[1]


4.00%
2.61%
2.44%
2.31%
2.28%
2.13%
1.94%
0.50%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Santander
Chile
BCI
MPR

Demand for **time deposits** decelerated, decreasing 18.9% QoQ despite the sharp increase in the MPR, which rose from 1.5% in September to 4% in December. We expect the MPR to reach 6.5% by March 2022. During this time the Bank has been able to actively control the cost of time deposits as demand deposit growth remained solid in the quarter.

Bonds increased 4.5% QoQ as the Bank had an active quarter in the debt markets. In October 2021, as business starts to normalize, the Bank reactivated the funding strategy, issuing a 5-year CHF 190 million in the Swiss market, a 10-year US$500 million 144ª bond and the first Chilean AT1 bond for US$700 million. In Chilean Bank GAAP, AT1 are classified as a liability with interest deducted from capital. The Bank has actively accessed the **Central Bank liquidity lines** priced at MPR amounting to Ch$5,611,439 million as of December 31, 2021, used to fund loan growth during the Covid-19 crisis. The Bank has fully pre-paid its LCL lines.

This strong growth of available funds has permitted the Bank to maintain healthy liquidity levels. As of December 31 2021, the Bank's **LCR** and **NSFR** reached 148.9% and 110.8%, respectively. Beginning in 2022, the minimum LCR ratio for Chilean banks has already reached 100% after 4 years of phase-in. This year, the phase-in to comply with NSFR ratio

will begin, with banks having to comply with a minimum of 60% in 2022, and increasing by 10 percentage points each year to reach 100% in 2026.

BIS ratio at 15.9% and Tier 1 ratio of 12.2%.

Equity

		YTD		Change %	
(Ch$mn)	**Dec-21**	**Sep-21**	**Dec-20**	**Dec-21/Dec-20**	**Dec-20/Sep-21**
Capital	891,303	891,303	891,303	--%	--%
Reserves	2,548,965	2,548,965	2,341,986	8.8%	--%
Valuation adjustment	(577,524)	(539,496)	(27,586)	1993.5%	7.0%
Retained Earnings:					
Retained earnings prior periods	-	-	-	--%	--%
Income for the period	774,959	543,198	517,447	49.8%	42.7%
Provision for mandatory dividend	(237,483)	(162,959)	(155,234)	53.0%	45.7%
Equity attributable to equity holders of the Bank	**3,400,220**	**3,281,011**	**3,567,916**	**(4.7%)**	**3.6%**
Non-controlling interest	94,360	91,415	84,683	11.4%	3.2%
Total Equity	3,494,580	3,372,426	3,652,599	(4.3%)	3.6%
Quarterly ROAE	**28.0%**	**21.3%**	**20.4%**		
YTD ROAE	**22.7%**	**21.1%**	**14.5%**		

Shareholders' equity totaled Ch$3,400,220 million as of December 31, 2021. The Bank's **ROAE** was 28.0% in 4Q21 and reached 22.7% for the full year 2021.

Capital Adequacy

		YTD		Change %	
(Ch$mn)	**Dec-21**	**Sep-21**	**Dec-20**	**Dec-21/Dec-20**	**Dec-20/Sep-21**
Core Capital	**3,434,989**	**3,372,426**	**3,567,916**	**(2.1%)**	**3.6%**
AT1	956,666	524,784	-	--%	82.3%
Tier I	**4,391,654**	**3,897,210**	**3,567,916**	**23.1%**	**12.7%**
Tier II	1,325,585	1,055,390	1,575,928	(15.9%)	25.6%
Regulatory capital	**5,717,240**	**4,952,600**	**5,143,843**	**12.3%**	**16.6%**
Risk weighted assets	36,419,728	34,985,597	33,460,744	8.9%	4.1%
Credit risk	29,013,547	34,985,597	33,460,744	(13.3%)	(17.1%)
Market risk	4,089,283	-	-	--%	--%
Operational risk	3,316,898	-	-	--%	--%
Core Capital ratio	**9.6%**	**9.6%**	**10.7%**		
Tier I ratio	**12.2%**	**11.1%**	**10.7%**		
Tier II ratio	**3.6%**	**3.0%**	**4.6%**		
BIS ratio	**15.9%**	**14.2%**	**15.4%**		

Risk weighted assets (RWA) increased 4.1% compared to the previous quarter and 8.9% YoY as the Bank transitioned the calculation of risk-weighted assets to Basel III in accordance with the requirements of our regulator. Therefore, the risk-weighted assets as of December 31, 2021 now include credit, market, and operational risk. The Bank's **core capital ratio**[6] was 9.6% as of December 31, 2021. In October 2021, Santander Chile became the **first Chilean bank to issue an AT1 perpetual bond**. The bond is for US$ 700 million with no fixed maturity and not redeemable before five years from the date of issuance. The trigger (going concern) was set at 5.125% and considers an expiration absorption mechanism. Chilean banks are permitted to include as Tier I perpetual bonds for an amount up to 1/3 of CET1. Including this issuance, the Bank's **Tier 1 ratio** reached 12.2% and the **total BIS ratio**[7] was 15.9% as of December 31, 2021.

For a more detailed description of BIS III implementation in Chile, which started in December 2021, please see **Annex 1: Summary new capital requirements under BIS III.**

6. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
7. BIS ratio: Regulatory capital divided by RWA.

Section 6: Analysis of quarterly income statement

NII in 4Q21 up 14.0% YoY and NIM of 4.5% due to high inflation in the quarter

Net interest income/ Margin

	Quarter			Change %	
(Ch$mn)	4Q21	3Q21	4Q20	4Q21/4Q20	4Q21/3Q21
Net interest income	**505,953**	**441,298**	**443,638**	**14.0%**	**14.7%**
Average interest-earning assets	45,387,518	43,609,704	41,010,000	10.7%	4.1%
Average loans (including interbank)	36,199,593	35,277,586	34,680,752	4.4%	2.6%
Avg. net gap in inflation indexed (UF) instruments[1]	6,676,629	5,918,585	6,576,071	1.5%	12.8%
Interest earning asset yield[2]	9.2%	6.0%	6.3%		
Cost of funds[3]	4.7%	1.8%	2.0%		
Net interest margin (NIM)[4]	**4.5%**	**4.0%**	**4.3%**		
Quarterly inflation rate[5]	3.0%	1.3%	1.3%		
Central Bank reference rate	4.0%	1.5%	0.5%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest-bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 4Q21, **Net interest income, NII,** increased 14.0% compared to 4Q20 and 14.7% compared to 3Q21. The Bank's **NIM** in 4Q21 was 4.5%, higher than the 4.3% in 4Q20 and the 4.0% in 3Q21. The Bank has two major sensitivities in its balance sheet in a 12M period: (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short-term rates, since the Bank's time deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets.

In 4Q21, the higher NIM is mainly due to the higher inflation rate and improved funding mix. In 4Q21, the Central Bank continued to tighten monetary policy, increasing the MPR from 1.5% in September to 2.75% in October to 4.0% in December. This increase in short term rates has led to an increase in our **cost of funds** from 1.8% in 3Q21 to 4.7% in 4Q21. However, this was more than compensated by the higher inflation which reached 3.0% in the quarter, leading to an increase in the **interest earning asset yield** from 6.0% in 3Q21 to 9.2% in 4Q21.

In 2022 NIMs may be pressured as our deposit costs incorporate the higher short-term rates. The Central Bank already increased rates by 150 bps in January 2022 to 5.5%, and is expected to keep rising the MPR up to 6.5% in 1Q22. This will be partially offset by higher loan growth, which should lead to a better yielding asset mix.

Cost of credit at 1.15% in 12M21 with high coverage of 270.5%


Quarterly cost of risk[1]
%
2.2%
1.5%
1.0%
1.0%
1.1%
1.1%
1.4%
2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21

During the quarter, **provisions for loan losses** totaled Ch$127,034 million, increasing 49.6% YoY and 34.4% QoQ. The **cost of credit** in 4Q21 reached 1.4%, increasing from 1.1% in 3Q21 and 1.0% in 4Q20. This led to a cost of credit of 1.15% for the full year. The cost of credit in 4Q21 includes Ch$60 billion in additional voluntary provisions.

The **Expected loan loss ratio** (Loan loss allowance over total loans) increased from 3.2% in 3Q21 to 3.3% in 4Q21 and the **total Coverage ratio,** including the additional provisions, reached 270.5% in 4Q21. Given the uncertainty that still exists around the COVID-19 crisis and possible new variants that could hurt again economic activity, the Board felt it was prudent to take on **additional provisions** to ensure high coverage ratios during the pandemic. In total, the Bank has set aside since 4Q19, Ch$258 billion in additional provisions of which, Ch$26 billion are for consumer loans, Ch$10 billion has been allocated to mortgage loans and Ch$222 billion to the commercial loan portfolio.

During 4Q21 the **NPL ratio** remained stable at 1.2% compared to 3Q21 and an improvement compared to the 1.4% in 4Q20, while the **impaired loans ratio** continued to fall, reaching 4.5%.

Asset quality evolution remains solid


Total loans
227%
270%
5.2%
4.50%
1.4%
1.2%
Commercial loans
222%
279%
6.7%
6.2%
1.9%
1.7%
Consumer loans
635%
667%
4.93%
3.10%
0.9%
0.9%
Mortgage loans
66%
81%
3.3%
2.8%
0.9%
0.8%
Dec-20 Mar-21 Jun-21 Sep-21 Dec-21
NPL (1) Impaired (2) Coverage ratio (3)

Provision for loan losses by product

	Quarter			Change %	
(Ch$mn)	4Q21	3Q21	4Q20	4Q21/4Q20	4Q21/3Q21
Consumer loans	(25,534)	(14,464)	(6,978)	265.9%	76.5%
Commercial loans[1]	(97,831)	(79,211)	(87,599)	11.7%	23.5%
Residential mortgage loans	(3,669)	(823)	9,689	--%	345.8%
Total Provision for loan losses[2]	**(127,034)**	**(94,498)**	**(84,888)**	**49.6%**	**34.4%**

1. In 3Q20 the Bank recognized Ch$35,897 million in provisions for FOGAPE loans in line with a regulatory change for calculating the expected loss for these loans. In 4Q20 these provisions were for a total of Ch$65,789 million, and in 1Q21 these provisions totaled Ch$36,686 million and in 2Q21, a further Ch$2,820 million was recognized to reach a total of Ch$39,506 in 6M21. In 3Q21 Ch$1,002 million was released and provisions from Fogape loans totaled Ch$ 38,504 million as of December 31, 2021.
2. In 2Q20 and 3Q20 we established additional provisions of Ch$30,000 million due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 4Q20 we added a further Ch$70,000 million in additional provisions to the commercial loan book, while liberating $10,000 million in mortgage and consumer each. Additional provisions for Ch$24,000 million in 1Q21, Ch$18,000 million in 2Q21, Ch$30,000 million in 3Q21 and Ch$60,000 million in 4Q21 were added to the commercial loan book.

Provisions for loan losses for consumer loans increased 76.5% compared to 3Q21 and 265.9% compared to 4Q20. The **consumer NPL ratio** increased slightly from 0.8% in 3Q21 to 0.9% in 4Q21 and stable compared to 4Q20, with **coverage of consumer loans** at 666.6% while the **Impaired consumer loan ratio** improved from 4.9% in 4Q20 and 3.5% in 3Q21 to 3.1% in 4Q21. The withdrawal of pension fund money and the new universal emergency fund (IFE) has positively

impacted consumer loan asset quality and recoveries throughout the Covid-19 pandemic.

Provision expense for commercial loans increased 11.7% compared to 4Q20 and 23.5% compared to 3Q21. In 4Q21, the Bank's Board approved the setting aside of Ch$60,000 million in additional provisions for commercial loans. The **Impaired commercial loan** ratio improved from 6.3% in 3Q21 to 6.2% in 4Q21. The **commercial NPL ratio** improved from 1.9% in 4Q20 to 1.7% in 4Q21 and remaining stable compared to 3Q21 mainly due to strong growth in low risk Corporate and FOGAPE loans in the year. The **Coverage ratio of non-performing commercial loans** remained high in 2Q21 at 278.8%.

Provisions for loan losses for residential mortgage loans amounted to Ch$3,669 million in 4Q21. The **NPL ratio of mortgage loans** fell from 0.9% in 4Q20 and 0.7% in 3Q21 and then increased slightly to 0.8% in 4Q21, while the **Impaired mortgage loan ratio** continued to improve from 3.0% in 3Q21 to 2.8% in 4Q21. The **coverage of mortgage loans** finished the quarter at 80.6%. Over recent years, we have maintained a focus on originating mortgage loans among high-income earners with an average loan to value below 80%. This has been a key factor in maintaining healthy asset quality in this product during the pandemic.

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	**4Q21**	**3Q21**	**4Q20**	**4Q21/4Q20**	**4Q21/3Q21**
Gross provisions	(73,291)	(46,441)	(25,819)	183.9%	57.8%
Charge-offs[1]	(15,055)	(38,071)	(27,576)	(45.4%)	(60.5%)
Gross provisions and charge-offs	**(88,346)**	**(84,512)**	**(53,395)**	**65.5%**	**4.5%**
Loan loss recoveries	21,312	20,014	18,506	15.2%	6.5%
Provision for loan losses excl. additional provisions	(67,034)	(64,498)	(34,889)	92.1%	3.9%
Additional provisions	(60,000)	(30,000)	(50,000)	20.0%	100.0%
Provision for loan losses[2]	**(127,034)**	**(94,498)**	**(84,889)**	**49.6%**	**34.4%**
Cost of credit[3]	**1.40%**	**1.07%**	**0.98%**		
Total loans[4]	36,634,768	35,757,478	34,409,170	6.5%	2.5%
Total Loan loss allowances (LLAs) [5]	(1,216,761)	(1,136,608)	(1,102,821)	10.3%	7.1%
Non-performing loans[6] (NPLs)	**449,835**	**438,248**	**486,435**	**(7.5%)**	**2.6%**
NPLs consumer loans	43,626	40,512	46,428	(6.0%)	7.7%
NPLs commercial loans	301,984	302,666	331,382	(8.9%)	(0.2%)
NPLs residential mortgage loans	104,225	95,070	108,625	(4.1%)	9.6%
Impaired loans[7]	**1,652,788**	**1,663,906**	**1,789,983**	**(7.7%)**	**(0.7%)**
Impaired consumer loans	154,722	168,416	243,713	(36.5%)	(8.1%)
Impaired commercial loans	1,105,110	1,101,314	1,139,376	(3.0%)	0.3%
Impaired residential mortgage loans	392,956	394,176	406,894	(3.4%)	(0.3%)
Expected loss ratio[8](LLA / Total loans)	**3.3%**	**3.2%**	**3.2%**		
NPL / Total loans	**1.2%**	**1.2%**	**1.4%**		
NPL / consumer loans	0.9%	0.8%	0.9%		
NPL / commercial loans	1.7%	1.7%	1.9%		
NPL / residential mortgage loans	0.8%	0.7%	0.9%		
Impaired loans / total loans	**4.5%**	**4.7%**	**5.2%**		
Impaired consumer loan ratio	3.1%	3.5%	4.9%		
Impaired commercial loan ratio	6.2%	6.3%	6.7%		
Impaired mortgage loan ratio	2.8%	3.0%	3.3%		
Coverage of NPLs[9]	**270.5%**	**259.4%**	**226.7%**		
Coverage of NPLs non-mortgage[10]	327.8%	307.7%	273.0%		
Coverage of consumer NPLs[11]	666.6%	703.2%	635.0%		
Coverage of commercial NPLs[12]	278.8%	254.8%	222.3%		
Coverage of mortgage NPLs[13]	80.6%	84.8%	65.6%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3.In 4Q19, we assigned Ch$16 billion to the consumer portfolio after the social unrest in October 2019. In 2Q20 we established additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 3Q20 we established further additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 4Q20 we added a further Ch$70,000 million in additional provisions to the commercial loan book, while liberating $10,000 million in mortgage and consumer each; in 1Q21 we established Ch4 24,000 million to the commercial loan book, in 3Q21 we established Ch$ 30,000 million to the commercial loan book and 4Q21 we established a further Ch$60,000 million to the commercial loan book. In total, we have established Ch$158,000 million in additional provisions divided to each portfolio in the following manner: Ch$222,000 million in commercial, Ch$10,000 million in mortgage, and Ch$26,000 million in consumer.
4. Includes interbank loans.
5. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million in 1Q21, Ch$18,000 million in 2Q21, Ch$30,000 million in 3Q21 and Ch$60,000 million in 4Q21.
6. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
7. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
8. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the CMF's guidelines. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21, the Ch$30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.
9. LLA / NPLs. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21, the Ch$30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.
10. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes the additional provision of Ch$70,000 billion in commercial and the liberation of Ch$10,000 million for consumer in 4Q20, Ch$20,000 million of additional provisions per portfolio in June and July 2020, Ch$16,000 million in 4Q19, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21, the Ch$30,000 million in 3Q21 and the Ch$60,000 million in 4Q21 in the commercial loan portfolio.
11. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$16,000 million in 4Q19, Ch$10,000 million in June 2020, Ch$10,000 million in July 2020 and the liberation of Ch$10,000 million in additional provisions in 4Q20.
12. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, the Ch$70,000 million in 4Q20, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21, the $30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.
13. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, and the Ch$10,000 million in 4Q20.

Fees increase 37.6% YoY with total clients surpassing 4 million driven by digital products

In the quarter, total clients continued to grow strongly, increasing 2.5% QoQ and 14.1% YoY and the Bank surpassed 4 million clients driven by the increase in current account openings with digital clients increasing 4.3% QoQ and 30.4% YoY, thanks to our successful digital offer, including Life and Superdigital.



Loyal clients
+8.9%
+3.1%
764
807
832
Dec-20
Sept-21
Dec-21
Digital clients
+30.4%
+4.3%
1,547
1,934
2,017
Dec-20
Sept-21
Dec-21
Current accounts
Includes Superdigital
+37.8 %
6.1%
1,379
1,789
1,899
Dec-20
Sept-21
Dec-21
Total clients
+14.1 %
+2.5%
3,608
4,015
4,116
Dec-20
Sept-21
Dec-21

Numbers in thousands of clients

Fee income increased 37.6% compared to 4Q20 and 10.7% compared to 3Q21. Fees in the quarter continued to show healthy signs of pick-up driven by various new products, client growth and greater product usage as the economy reopens. By products, the evolution of fees was as follows:

Fee Income by Product

	Quarter			Change %	
(Ch$mn)	4Q21	3Q21	4Q20	4Q21/4Q20	4Q21/3Q21
Card fees	29,938	24,493	22,494	33.1%	22.2%
Getnet	3,899	2,202	-	--%	77.0%
Asset management	14,075	12,638	10,763	30.8%	11.4%
Guarantees, pledges and other contingent op.	10,594	10,428	9,049	17.1%	1.6%
Checking accounts	10,779	10,166	8,740	23.3%	6.0%
Insurance brokerage	11,905	11,220	8,814	35.1%	6.1%
Collection fees	7,029	7,245	5,562	26.4%	(3.0%)
Brokerage and custody of securities	1,135	1,318	2,044	(44.5%)	(13.9%)
Other	5,609	6,086	1,558	260.0%	(7.8%)
Total fees	**94,963**	**85,796**	**69,024**	**37.6%**	**10.7%**
Total clients	**4,116,301**	**4,015,157**	**3,607,609**	**14.1%**	**2.5%**
Digital clients	**2,016,947**	**1,933,581**	**1,546,524**	**30.4%**	**4.3%**
Loyal clients	**832,405**	**807,208**	**764,104**	**8.9%**	**3.1%**
Current accounts (incl. Superdigital)	**1,899,254**	**1,789,534**	**1,378,539**	**37.8%**	**6.1%**

Card fees increased 33.1% YoY and 22.2% QoQ due to the growth of our Life debit cards and Superdigital prepaid cards as well as higher usage of all our cards.

Getnet, our new acquiring business that was launched in 1Q21, has continued to gather speed with a total of over 68,000 POS machines, surpassing our initial target of 10,000 machines in the first year. Getnet generated Ch$3.9 billion of fee income in the quarter.

It is important to note that in July 2021, regulations for setting interchange fee was enacted. A technical committee will have six months to determine the levels of interchange fee and this will be reviewed every 3 years. This will have a negative impact on card fees and a positive impact on Getnet's fees starting in 2Q22.

Checking account fees increased 6.0% QoQ and 23.3% YoY. The growth in account openings continued strong during the quarter. Santander Life continued to be the main contributor to new client growth due to the success of this product's Meritolife Program and Digital On-boarding process. In 4Q21, we opened 78,443 new Life accounts. Life is a completely digital low-cost solution for middle-income segment clients. Superdigital also continued to open record accounts with 69,570 new clients in the quarter. Our digital channels have a high level of client satisfaction and should drive fee income in the future.

Overall, as of October 2021, the latest data available, in the last twelve months Santander Chile had net account openings of 569,747 compared to 624,609 net openings for the rest of the banking system. It is important to point out that these market share figures do not include Superdigital, which is a prepaid digital debit card. Overall **market participation in checking accounts** increased to 28.9%, up from 24.8% in October 2020.

Current account market share Santander Chile[1]



28.9%
24.8%
Oct-20
Oct-21

Collection fees, which includes credit related insurance brokerage fees, grew 26.4% YoY and decreased 3.0% QoQ after quarters of low generation due to lockdowns and low credit origination, this item is starting to normalize. **Insurance brokerage** increased 6.1% QoQ and 35.1% YoY. This growth was driven by our Insurtech platforms. The Bank's online auto insurance brokerage business, Autocompara continued to show strong growth as car sales nationwide expanded aggressively. Klare, our insurtech platform continued to increase its product range with cancer insurance and life insurance with voluntary pension fund savings added to life, sports, dental and health insurance.

Fee Income by Client Segment

	Quarter			Change %	
(Ch$mn)	4Q21	3Q21	4Q20	4Q21/4Q20	4Q21/3Q21
Retail banking[1]	73,599	65,448	57,107	28.9%	12.5%
Middle-market	12,840	12,195	9,137	40.5%	5.3%
SCIB[2]	10,850	10,321	5,421	100.1%	5.1%
Others	(2,326)	(2,168)	(2,642)	(11.9%)	7.3%
Total	**94,963**	**85,796**	**69,024**	**37.6%**	**10.7%**

1. Includes fees to individuals and SMEs.
2. Santander Corporate and Investment Banking

Fees in Retail banking increased 28.9% YoY and 12.5% QoQ. Fees in the quarter continued to show healthy signs of pick-up driven by various new products such as Life, Superdigital, Autocompara, Getnet and Klare and greater usage of products as the economy reopens.

Fees in the Middle-market increased 40.5% YoY and 5.3% QoQ due to an increase in foreign trade and foreign accounts as well as greater fees earned from insurance policies in this segment in the quarter.

Fees in SCIB increased 100.1% YoY and 5.1% QoQ, as financial advisory services and investment banking deals increased in the quarter.

Strong client treasury revenues offset by lower gains from Financial Management

Results from Total financial transactions, net was a gain of Ch$27,256 million in 4Q21, an increase of 572.3% compared to 4Q20 and a decrease of 21.3% compared to 3Q21. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are marked-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong volatility or appreciation/depreciation of the exchange rate.

Total financial transactions, net

		Quarter		Change %	
(Ch$mn)	4Q21	3Q21	4Q20	4Q21/4Q20	4Q21/3Q21
Net income (expense) from financial operations[1]	(3,518)	(12,146)	(76,730)	(95.4%)	(71.0%)
Net foreign exchange gain[2]	30,774	46,788	80,784	(61.9%)	(34.2%)
Total financial transactions, net	**27,256**	**34,642**	**4,054**	**572.3%**	**(21.3%)**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

		Quarter		Change %	
(Ch$mn)	4Q21	3Q21	4Q20	4Q21/4Q20	4Q21/3Q21
Client treasury services	49,405	47,436	30,609	61.4%	4.2%
Non-client treasury income[1]	(22,149)	(12,796)	(26,555)	(16.6%)	73.1%
Total financ. transactions, net	**27,256**	**34,640**	**4,054**	**572.3%**	**(21.3%)**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$49,405 million in the quarter, an increase of 61.4% compared to 4Q20 and 4.2% compared to 3Q21. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly from market making in the quarter.

Non-client treasury totaled a loss of Ch$22,149 million in the quarter. The Bank's Financial Management Division executed various liability management operations to improve NIMs going forward that resulted in an initial loss mainly arising from unwinding of interest rate hedges.

Efficiency ratio of 33.8% in the quarter.

Operating expenses increased 4.8% QoQ and 8.9% YoY in the fourth quarter. The Bank's **efficiency ratio** reached 33.8% in 4Q21 and 36.6% for the full year 2021. **Productivity** has continued to improve demonstrating the strength of our digital channels, with digital clients defined as those using internet and mobile banking increasing over 30% in the year. Volumes (loans plus deposits) per branch increased 16.6% YoY and volumes per employee rose 16.7% YoY. The Bank continues to advance in the execution of its investment plan of US$260 million for the years 2022-2024 with a focus on digital initiatives both at the front and back-end.

Operating expenses

	Quarter			Change %	
(Ch$mn)	4Q21	3Q21	4Q20	4Q21/4Q20	4Q21/3Q21
Personnel salaries and expenses	(98,703)	(98,313)	(102,347)	(3.6%)	0.4%
Administrative expenses	(77,091)	(67,357)	(60,605)	27.2%	14.5%
Depreciation & amortization	(31,590)	(32,141)	(27,513)	14.8%	(1.7%)
Operating expenses[1]	**(207,384)**	**(197,811)**	**(190,465)**	8.9%	4.8%
Impairment of property, plant and Equipment	-	-	-	--%	--%
Points of Sale	**326**	**339**	**358**	**(8.9%)**	**(3.8%)**
Standard branch	242	254	273	(11.4%)	(4.7%)
WorkCafé	63	62	59	6.8%	1.6%
Middle-market centers	7	7	7	0.0%	0.0%
Select	14	16	19	(26.3%)	(12.5%)
ATMs	**1,338**	**1,259**	**1,199**	**11.6%**	**6.3%**
Employees	**9,988**	**10,018**	**10,470**	**(4.6%)**	**(0.3%)**
Efficiency ratio[2]	**33.8%**	**38.0%**	**38.3%**	**+445bp**	**+416bp**
YTD Efficiency ratio[2]	**36.6%**	**37.7%**	**39.8%**	**+317bp**	**+109bp**
Volumes per branch (Ch$mn)[3]	198,364	193,553	166,346	19.2%	2.5%
Volumes per employee (Ch$mn)[4]	6,474	6,550	5,688	13.8%	(1.1%)
YTD Cost / Assets[5]	**1.35%**	**1.37%**	**1.35%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses decreased 3.6% YoY and increased 0.4% QoQ due to higher expenses in the fourth quarter from the CPI adjustment to salaries due to the higher inflation in the period. Compared to 4Q20, expenses decreased mainly due to a lower headcount.

Administrative expenses increased 27.2% YoY and increased 14.5% QoQ in 4Q21. During the quarter the Bank had higher expenses relating to the fixed assets maintenance and an increase in spending in IT and communication expenses as it focuses efforts on improving the digital platforms for our clients and employees, as well as greater marketing expenses. Furthermore, in 1Q21 Getnet was launched and the Bank recognized Ch$4.7billion in 4Q21 for expenses mainly related to technology related to publicity, technology, and patents in this company. Finally, various administrative expenses, such as rent or IT expenses, are either denominated in foreign currencies or UFs. Therefore, the depreciation of the peso and the rise in inflation had a negative impact on administrative expenses in the quarter.

Amortization expenses increased 14.8% YoY mainly due to the higher amortization of software due to digital banking developments as part of our plan to improve productivity.

Other operating income, net & corporate tax

		Quarter		Change %	
(Ch$mn)	**4Q21**	**3Q21**	**4Q20**	**4Q21/4Q20**	**4Q21/3Q21**
Other operating income	6,275	3,870	5,749	9.1%	62.1%
Other operating expenses	(21,083)	(44,586)	(24,704)	(14.7%)	(52.7%)
Other operating income, net	**(14,808)**	**(40,716)**	**(18,955)**	**21.9%**	**63.6%**
Income from investments in associates and other companies	(1,915)	365	458	--%	--%
Income tax expense	**(42,307)**	**(49,852)**	**(37,047)**	**14.2%**	**(15.1%)**
Effective income tax rate	**15.3%**	**21.8%**	**16.6%**		

Other operating income, **net,** totaled a loss of Ch$14,808 million in 4Q21. Gross other operating income increased 9.1% QoQ and 62.1% YoY as more income was recognized for repossessed assets in the quarter. Gross other operating expenses decreased 14.7% QoQ and 52.7% YoY. Since the start of the COVID-19 crisis in Chile, the Bank has recognized higher provisions for non-credit contingencies due to the pandemic. Furthermore, as the Bank increases its client base, especially through Santander Life, the cost of insurance for cybersecurity increases as the client base grows. Auto sales and loans have been a bright spot in consumer lending, leading to a rise in Santander Consumer Finance net income by 67.2% YoY, totaling Ch$19,167 million in 12M21. This includes the cost of the joint venture with SK Bergé, a key broker for our auto loans, which is recognized as an Other operating expense. In 3Q21, we also recognized a charge of Ch$3bn expenses related to Transbank that was not repeated in 4Q21.

in 4Q21 the results of Transbank are again recognized as **Income from investments in associates and other companies**. As a reminder, we have a 25% equity stake in Transbank, and the Bank is in the process of selling this subsidiary. Our investment in Transbank was recognized as a discontinued operation since June 2019, but as the sale has been delayed, in 4Q21 the results of Transbank are again recognized as Income from investments in associates and other companies.

Income tax expenses in 4Q21 totaled Ch$42,307 million, an increase of 14.2% YoY driven by higher net income before tax. The decrease of 15.1% QoQ is due to the higher inflation in the quarter. For tax purposes, our capital must be restated for CPI inflation, therefore, when CPI inflation is high, the effective tax rate tends to be lower.

YTD Income Tax[1]

	Dec-21	Dec-20	Dec-21/Dec-20
(Ch$mn)			
Net income before tax	**979,599**	**653,686**	**49.9%**
Price level restatement of capital[2]	(305,083)	(122,008)	150.1%
Net income before tax adjusted for price level restatement	**674,516**	**531,678**	**26.9%**
Statutory Tax rate	27.0%	27.0%	+0bp
Income tax expense at Statutory rate	**(182,119)**	**(143,553)**	**26.9%**
Tax benefits[3]	(12,559)	12,430	(201.0%)
Income tax	**(194,679)**	**(131,123)**	**48.5%**
Effective tax rate	**19.9%**	**20.1%**	**-19bp**

1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details.
2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Section 7: ESG

Dow Jones Sustainability Indexes
Included in Chile, MILA, and Emerging Markets
#1
Among banks in Chile

vigeo eiris
58 points in overall ESG score
Among retail banks:
#8
of 270 in world

MSCI
MSCI ESG RATINGS: A
CCC | B | BB | BBB | A | AA | AAA
LAST UPDATE: April 09, 2021

FTSE4Good
Included in Emerging Latam and Emerging Global

S&P IPSA ESG
SAM Now a Part of S&P Global
Included in S&P IPSA ESG index, with the **third greatest weight** in the index

Santander Chile is working on consistently becoming a more responsible bank. In 2021 there were some major events to highlight in terms of ESG:

(1) Our rating under MSCI was ratified at A, being a leader especially in the ESG pillars of human capital development and financing environmental impact.

(2) We published our Integrated Annual Report for the year 2020. This year our Annual Report complies with both GRI and SASB standards, and we are constantly striving to publish more financial and non-financial information important for investment decisions in today's world. Many of these indicators were also externally verified by KPMG. Our latest Annual Report can be found at https://santandercl.gcs-web.com/financials/annual-reports

(3) Santander won first place in the Great Place to Work ranking for the year 2020 for companies with over 1,000 employees. The Bank reached an average score of 92 points, 5 points above the previous year, showing an improvement despite the coronavirus and the new working conditions due to the lockdowns. In 2022, the Bank received for the fourth consecutive year the certification of Top Employer. This certification recognizes the excellence of the labor conditions that the bank offers to its employees and its contribution to the personal and professional development.



GPTW
Average area and corporate vision
Great Place To Work.
#1
92
87
86
83
79
76
2015
2016
2017
2018
2019
2020

(4) In the first months of this year, we issued two women SME bonds for a total of US$150 million. The objective of this transaction is to contribute to the growth of small and medium businesses -with annual sales less than Ch$ 2,000 million-owned and operated by women. These two private placements are our first approach to sustainable bonds.

(5) In June, FTSE Russell ESG Rating and FTSE4Good Index Series confirmed that the Bank continues to form part of this index. Our ESG placed above the banking and financial average and also above the average for Chile.

(6) In July, we were the first bank in Chile to receive the Sello Iguala Conciliación (Certification of Equal Reconciliation) from the Chilean Ministry for Women and Gender Equality. This acknowledges the Bank's commitment to gender equality and reconciliation of work, family and personal life.

The Bank agrees to comply to:

- Promote equal opportunity
- Create, reform and be aware of language and communications
- Facilitate and promote work/ life balance through initiatives
- Guarantee safe workplaces, preventing work and sexual harassment
- Comply with local and international laws referring to gender equality
- Be a leader and ensure the improvement of gender equality and work/life balance management systems

(7) Together with Santander Mexico, Santander Chile was highlighted by Global Finance as an outstanding leader in sustainable finance for Latin America.

(8) The 2020 Integrated Annual Report was ranked N°1 in the Chilean banking sector and N°4 overall in Chile by Deva, as well as being recognized as N°1 for relevance.

(9) Our participation in the DJSI for Emerging Markets was confirmed for another year, being the only Chilean bank included in this index.

(10) In November Santander Chile held a virtual event with investors, where the advances of the Bank were explained by Claudio Melandri, President of the Bank, and its CEO, Miguel Mata. In this opportunity, the focus was ESG themes (Environmental, Social, and Governance), highlighting the efforts Santander has done to help its clients transition towards a greener economy and how it has reduced its own impact on the planet.

Miguel Mata announced the ten responsible banking commitments that we have established to meet in the coming years:

1. To be the best company to work for in Chile: we are currently the number 1 company in the Great Place To Work ranking in 2020 in companies with more than 1,000 workers and we have the Top Employer certification. We seek to maintain this leadership position.

2. Increase the percentage of women in managerial positions: currently 25% of managers are women and our goal is to reach 30% by 2025.

3. Eliminate the gender pay gap: we currently have a 3.1% gender pay gap and our goal is to eliminate it by 2025. The Equal Conciliation Seal, delivered by the Ministry of Women and Gender Equity, gives us a path and an official commitment to advance on this issue.


Strategic initiatives
Our 10 Responsible Banking Commitments
2020 2021 2022 2023 2024 2025
Best Company to work for in Chile 1 1 1 1 1 1
Women in managerial positions 25% 30%
Eliminate gender pay gap 3% 0%
People financially empowered 921,779 2 million
Green Financing US$1.5 billion
Energy from renewable sources 28% 100%
Carbon neutral Mitigate 100% Carbon neutral
Eliminate single-use plastics Eliminate 100%
Scholarships, internships, entrepeneurship programs 2,951 13,541
Support people through our community contribution programs 103,792 493,852
Santander
23

4. Work to financially empower people: between 2019 and 2020 we contributed to financially empower 921,779 people. Through our financial products such as Life we want to financially empower more than 2 million people by 2025.

5. Grant green financing to our clients: We have defined a goal for 2025 to finance our own projects and those of our clients for at least US$ 1.5 billion through our ESG framework.

6. Increase energy from renewable sources: 28% of our energy comes from these types of sources. In addition, we are committed to ensuring that 100% of the electrical energy we use comes from renewable sources.

7. Mitigate 100% of our carbon footprint and gradually reduce it: since 2019 we mitigate 100% of our carbon footprint. We will also continue to make progress in measuring the carbon footprint of our loan portfolio and we join the Group's goal of becoming carbon neutral by 2050. Regarding our own operations, the goal is to be carbon neutral by 2025, without the need to offset the footprint with the purchase of carbon credits.

8. Eliminate single-use plastics in our operation: This year we will eliminate 100% of single-use plastics.

9. Deliver scholarships, internships and entrepreneurship programs: in 2020 we awarded 2,951 scholarships for education and entrepreneurship at the local level. Our goal is to award 13,541 scholarships between 2019 and 2024.

10. Support people through our community contribution programs: during 2020 we supported 103,792 people through our education programs and other support measures for the benefit of people in vulnerable situations. In social matters between 2019 and 2024 we hope to help 493,852 people through our community programs.

We also want to continue generating ROE at 17% -19% with core capital levels above 10% in BIS III.

For more information, click here **to see the replay.**

(11) During the ESG Talk, Claudio Melandri announced that the entity will be one of the first large companies in Chile and the first local bank in producing its own renewable energy. An agreement was signed with Gasco Luz and Fourtrees Capital where six solar plants of 300kW each will be built in the Coquimbo, Valparaiso and Metropolitan Region and will be fully operational by 2022. The contract consists of a 10-year lease of these solar plants that are already under construction for an annual payment of US$240,000. 100% of the energy produced in these plants will be used for energy consumption within the Bank, thus reducing its carbon footprint by 1,380 tons each year. In this manner, the energy generated in these plants will be incorporated to the national grid, permitting Santander to compensate its consumption through this contribution.

These energy plants are in line with the UN Sustainable Development Goals. In effect, in 2019 the Santander Group set as an objective to have 100% of its energy come from renewable resources in 2025 in countries where it was possible to certify the energy resource. In addition, the loan book will also be carbon neutral by 2050, in line with the Net Zero Banking Alliance, which Santander adheres to.

(12) The Bank is currently preparing its first ESG Framework which should be launched soon. Under this mechanism, the bond issues will have an official seal as ESG bonds. This framework will include a Second Party Opinion to ensure that funds will be allocated to projects, complying with the principles of the International Capital Markets Association. Initially, US$1.5 billion in initiatives have been identified that will be financed through this program. The ESG bonds will be linked to energy efficiency, renewable energy, pollution reduction, financial inclusion, and social projects.

Section 8: Credit risk ratings

International ratings

The Bank has credit ratings from four leading international agencies.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Feller Rate	ICR
Shares	Nivel 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 9: Ownership Structure

As of December 31, 2021

Ownership Structure



Free float
33%
Santander
Group
67%

Average daily traded volumes LTM 12M21

US$ million, Last Twelve Months



16.9
8.5
8.5
9M21
NYSE
Santiago Stock Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2020)



BSAC US
SP500
128.68
89.16
150
140
130
120
110
100
90
80
70
60

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2020)



BSAN
IPSA
104.40
103.14
150
130
110
90
70
50

Share Price

ADR Price (US$) 12M21	
12/31/2021:	16.29
Maximum (12M21):	25.87
Minimum (12M21):	15.83

Local Share Price (Ch$) 12M21	
12/31/2021	34.25
Maximum (12M21):	46.52
Minimum (12M21):	33.60

Stock Information

Market Capitalization:	US$7,674 million
P/E 12month trailing*:	8.88
P/BV (12/31/2021)**:	1.96
Dividend yield***:	5.0%

* Price as of December 31, 2021 / 12mth. earnings
** Price as of December 31,2021 /Book value as of 12/31/21
***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2018	2.25	75%
2019	1.88	60%
Apr & Nov 2020	1.76	60%
2021	1.65	60%

Annex 1: Summary new capital requirements under BIS III

On October 9, 2020, the FMC published the final regulations on regulatory capital to comply with effective net worth rules in accordance with Basel III and the New General Banking Law. The new regulation will become effective on December 1, 2021 and will be gradually implemented and adjusted to be fully in place by December 1, 2025.

Minimum capital requirements

Minimum total regulatory capital is 8% of risk-weighted assets which includes credit, market, and operational risk. This minimum rises in line with the size, complexity and solvency of a bank and the CMF's assessment of a bank's management. According to Chilean regulations regulatory core capital must be as a minimum 4.5% of risk weighted assets (RWA). In addition, and to avoid restrictions on dividend payments, a bank must have an additional conservation buffer of 2.5% of RWA. The conservation buffer will be gradually phased in by 2025 and must be comprised of core capital. The Central Bank may set an additional counter cyclical buffer of up to 2.5% of risk-weighted assets in agreement with the FMC, also comprised of core capital. No counter cyclical buffer has been defined yet.

On November 2, 2020 the FMC published the final guidelines regarding the identification and core capital charge for banks considered Systemically Important Banks (SIBs). The FMC, agreement with the Central Bank, also imposed additional capital requirements for SIBs of between 1-3.5% of risk-weighted assets. This additional capital requirement will be gradually phased in by 25% beginning on December 2021 until December 2025. With the implementation of additional capital requirements for SIBs, the requirement imposed on Banco Santander Chile to have a minimum regulatory capital ratio of 11% compared to the 8% limit for most other banks in Chile will be gradually phased out and replaced by the new regulatory requirements for a SIB.

There is a total of four factors that are weighted to reach a market share:

1. Size (weighted at 30%): Includes total assets consolidated in the domestic market.
2. Domestic interconnection (weighted at 30%): Includes assets and liabilities with financial institutions (banks and non-banks) and assets in circulation in the Chilean financial market (equity and fixed income).
3. Domestic substitution (weighted at 20%): Includes the share in local payments, assets in custody, deposits and loans.
4. Complexity (weighted at 20%): Includes factors that could lead to greater difficulties regarding costs and/ or time for the orderly resolution of the Bank. These include the notional amount of OTC derivatives, inter-jurisdictional assets and liabilities and available-for-sale assets.

The minimum amount of the sum of the factors to be considered systemic is 1000 bp, equivalent to a weighted participation of 10% of all four factors. The core capital additional charge depends on the size of the total factor, as set out in the table below:

Systemic Level	Range (bp)	Core capital additional charge (% of risk-weighted assets)
I	1000-1300	1.0%-1.25%
II	1300-1800	1.25%-1.75%

III	1800-2000	1.75%-2.5%
IV	>=2000	2.5%-3.5%

The Central Bank may also require for a SIB: (1) the addition of up to 2% to the core capital to a bank's total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB. Under this framework as of December 31, 2021, we expect to be classified as a Level II SIB with a requirement of maintaining 1.4% of RWA as core capital to fulfill this requirement.

Banks must also have at least 1.5% of RWA in Additional Tier 1 capital (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The maximum amount of AT1 is set at 1/3 of core capital. As a temporary measure, the FMC permits banks to fulfill their minimum AT1 requirement with Tier II instruments.

Tier 2 capital is now set at a minimum of 2% of risk-weighted assets. Tier 2 includes subordinated bonds with a maximum that can be considered Tier 2 equivalent to 50% of core capital. Additional provision in accordance to the rules of the New General Banking Law can also be considered Tier 2 in amount up to 1.25% of risk weighted assets.

The New General Banking Law also incorporates Pillar II capital requirements with the objective of assuring an adequate management of risk. The objective of this pillar is to ensure that banks maintain capital levels that are consistent with their risk profile and business model and encourages the development and use of appropriate processes to monitor and manage their risks. Pillar 2 also granted the regulators the power to impose greater capital requirements as a result of deficient evaluations of a bank's internal capital adequacy assessment process (ICAAP), which should consider a bank's risk profile and a strategy to sustain adequate levels of capital, even under stress scenarios. Pillar 2 also focuses on risks not considered in Pillar 1 such as reputational risks, concentration risks, liquidity risks and interest rate risks. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. Following the FMC latest revision of the Bank's solvency and management a 0% Pilar II requirement was set for the Bank.

The following table sets forth a comparison between the regulatory capital demands under the previous law, and those under the New General Banking Law:

Minimum capital requirements: Basel III, previous GBL and new requirements

Capital categories	Previous Law	New General Banking Law
	(% over risk weighted assets)	
(1) Core capital	4.5	4.5
(2) Additional Tier 1 Capital (AT1)	—	Minimum 1.5 up to 1/3 of core capital
(3) Total Tier 1 Capital (1+2)	**4.5**	**6.0**
(4) Tier 2 Capital	3.5	Minimum 2.0 with subordinated bonds up to 50% of core capital and additional provisions up to 1.25% of RWAs
(5) Total Regulatory Capital (3+4)	**8.0**	**8.0**
(6) Conservation Buffer	—	2.5 CET1
(7) Total Equity Requirement (5+6)	**8.0**	**10.5**
(8) Counter Cyclical Buffer	—	up to 2.5 CET1
(9) SIB Requirement	Up to 6% in case of a merger	Between 1 - 3.5 CET1
(10) Pillar 2	2% over regulatory capital in order to be classified in Category A solvency.	Up to 4% CET1 or Tier 2

Risk Weightings

On December 1, 2020 the FMC published the final regulations to establishing risk weightings for calculating capital adequacy ratios under the New Banking Law.

The Basel Committee on Banking Supervision (BCBS) defines credit risk (CR) as the risk that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms. Credit risk is the most relevant in the Chilean banking industry. The mechanism in force today estimates Risk Weighted Assets by Credit Risk (RWCR) using a methodology based on the Basel I standard. The proposed standard method with Basel III standards is more advanced, since it has categories that depend on the type of counterparty and different risk factors. These categories are not based on accounting criteria, but rather on the underlying risk. Thus, all exposures that have mortgage guarantees, for example mortgage loans for housing, have a different treatment from those exposures not guaranteed by a mortgage. Additionally, in the case of mortgage-backed exposures, there will be different types of treatment depending on the type of real estate and whether the obligations are paid with income generated by the property itself. The new framework will also allow the use of internal methodologies, subject to compliance with minimum requirements. The new standards for weighting credit risk includes the possibility of reducing RWCR when considering credit risk mitigators, such as compensation agreements, guarantees and other compensations.

The Basel Committee on Banking Supervision (BCBS) defines operational risk (OR) as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk but excludes strategic and reputational that a debtor or bank counterparty does not meet its obligations in accordance with the agreed terms. In order to estimate the operational risk coefficient, two factors are considered:

1. The business indicator component (BIC): A component that considers interest income, interest earning assets, dividend income, financial transactions, fees, and other operational income and expenses. These are then multiplied by a marginal coefficient.
2. Internal Loss Multiplier (ILM): This component is based on 10 years of historical operational losses, or at least five years in some special cases.

BCBS defines market risk (MR) as the risk of losses arising from movements in market prices. The risks subject to market risk capital requirements mainly includes interest rate risk, credit spread risk, equity risk, foreign exchange (FX) risk and commodities risk for trading book instruments, and FX risk and commodities risk for banking book instruments. The FMC will not permit banks to use internal models for calculating MRWA and instead only permits the usage of simple standardized models, which increases the amount of MRWA when compared to the levels using advanced internal models.

Annex 2: Balance sheet

Unaudited Balance Sheet

	Dec-21	Dec-21	Dec-20	Dec-21/Dec-20
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	3,372,294	2,881,558	2,803,288	2.8%
Cash items in process of collection	456,735	390,271	452,963	(13.8%)
Trading investments	85,838	73,347	133,718	(45.1%)
Investments under resale agreements	-	-	-	--%
Financial derivative contracts	11,847,682	10,123,607	9,032,085	12.1%
Interbank loans, net	501	428	18,920	(97.7%)
Loans and account receivables from customers, net	41,751,216	35,675,579	33,413,429	6.8%
Available for sale investments	6,791,428	5,803,139	7,162,542	(19.0%)
Held-to-maturity investments	5,126,720	4,380,680	-	--%
Investments in associates and other companies	42,054	35,934	10,770	233.6%
Intangible assets	111,660	95,411	82,537	15.6%
Property, plant and equipment	222,697	190,290	187,240	1.6%
Right of use assets	215,954	184,528	201,611	(8.5%)
Current taxes	142,232	121,534	-	--%
Deferred taxes	889,078	759,699	538,118	41.2%
Other assets	3,458,267	2,955,020	1,738,856	69.9%
Total Assets	**74,514,354**	**63,671,025**	**55,776,077**	**14.2%**
Deposits and other demand liabilities	20,949,511	17,900,938	14,560,893	22.9%
Cash items in process of being cleared	444,638	379,934	361,631	5.1%
Obligations under repurchase agreements	101,388	86,634	969,808	(91.1%)
Time deposits and other time liabilities	11,856,398	10,131,055	10,581,791	(4.3%)
Financial derivatives contracts	12,722,640	10,871,241	9,018,660	20.5%
Interbank borrowings	10,329,771	8,826,583	6,328,599	39.5%
Issued debt instruments	9,827,100	8,397,060	8,204,177	2.4%
Other financial liabilities	214,057	182,907	184,318	(0.8%)
Leasing contract obligations	163,602	139,795	149,585	(6.5%)
Current taxes	-	-	12,977	(100.0%)
Deferred taxes	403,891	345,117	129,066	167.4%
Provisions	831,405	710,419	456,120	55.8%
Other liabilities	2,580,238	2,204,762	1,165,853	89.1%
Total Liabilities	**70,424,638**	**60,176,445**	**52,123,478**	**15.4%**
Equity				
Capital	1,043,094	891,303	891,303	--%
Reserves	2,983,060	2,548,965	2,341,986	8.8%
Valuation adjustments	(675,878)	(577,524)	(27,586)	1993.5%
Retained Earnings:				
Retained earnings from prior years	-	-	-	--%
Income for the period	906,936	774,959	517,447	49.8%
Minus: Provision for mandatory dividends	(277,927)	(237,483)	(155,234)	53.0%
Total Shareholders' Equity	**3,979,286**	**3,400,220**	**3,567,916**	**(4.7%)**
Non-controlling interest	110,430	94,360	84,683	11.4%
Total Equity	**4,089,715**	**3,494,580**	**3,652,599**	**(4.3%)**
Total Liabilities and Equity	**74,514,354**	**63,671,025**	**55,776,077**	**14.2%**

1. The exchange rate used to calculate the figures in dollars was Ch$854.48 / US$1

Annex 3: YTD income statements

Unaudited YTD Income Statement

	Dec-21	Dec-21	Dec-20	Dec-21/Dec-20
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	3,418,567	2,921,097	2,232,327	30.9%
Interest expense	(1,292,893)	(1,104,751)	(638,479)	73.0%
Net interest income	**2,125,674**	**1,816,346**	**1,593,848**	14.0%
Fee and commission income	677,142	578,604	451,162	28.2%
Fee and commission expense	(287,722)	(245,853)	(183,884)	33.7%
Net fee and commission income	**389,419**	**332,751**	**267,278**	24.5%
Net income (expense) from financial operations	(7,493)	(6,403)	90,800	(107.1%)
Net foreign exchange gain	163,374	139,600	50,785	174.9%
Total financial transactions, net	**155,881**	**133,197**	**141,585**	(5.9%)
Other operating income	23,946	20,461	21,652	(5.5%)
Net operating profit before provisions for loan losses	**2,694,920**	**2,302,755**	**2,024,363**	13.8%
Provision for loan losses	**(474,645)**	**(405,575)**	**(511,073)**	(20.6%)
Net operating profit	**2,220,274**	**1,897,180**	**1,513,290**	25.4%
Personnel salaries and expenses	(465,400)	(397,675)	(408,670)	(2.7%)
Administrative expenses	(327,841)	(280,134)	(250,450)	11.9%
Depreciation and amortization	(142,841)	(122,055)	(109,426)	11.5%
Op. expenses excl. Impairment and Other operating expenses	**(936,083)**	**(799,864)**	**(768,546)**	4.1%
Impairment of property, plant and equipment	-	-	(638)	(100.0%)
Other operating expenses	(136,989)	(117,054)	(91,808)	27.5%
Total operating expenses	**(1,073,071)**	**(916,918)**	**(860,992)**	6.5%
Operating income	**1,147,203**	**980,262**	**652,298**	50.3%
Income from investments in associates and other companies	(776)	(663)	1,388	(147.8%)
Income before tax	**1,146,427**	**979,599**	**653,686**	49.9%
Income tax expense	(227,833)	(194,679)	(131,123)	48.5%
Net income from ordinary activities	**918,594**	**784,920**	**522,563**	50.2%
Net income discontinued operations	-	-	-	--%
Net consolidated income	**918,594**	**784,920**	**522,563**	**50.2%**
Net income attributable to:				
Non-controlling interest	11,657	9,961	5,116	94.7%
Net income attributable to equity holders of the Bank	**906,936**	**774,959**	**517,447**	**49.8%**

1. The exchange rate used to calculate the figures in dollars was Ch$854.48 / US$1

Annex 4: Quarterly income statements

Unaudited Quarterly Income Statement

	4Q21	4Q21	3Q21	4Q20	4Q21/4Q20	4Q21/3Q21
	US$ Ths[1]	Ch$ Million			% Chg.	
Interest income	1,227,611	1,048,969	654,362	644,718	62.7%	60.3%
Interest expense	(635,493)	(543,016)	(213,064)	(201,080)	170.0%	154.9%
Net interest income	**592,118**	**505,953**	**441,298**	**443,638**	**14.0%**	**14.7%**
Fee and commission income	197,676	168,910	152,533	119,149	41.8%	10.7%
Fee and commission expense	(86,540)	(73,947)	(66,737)	(50,125)	47.5%	10.8%
Net fee and commission income	**111,135**	**94,963**	**85,796**	**69,024**	**37.6%**	**10.7%**
Net income (expense) from financial operations	(4,117)	(3,518)	(12,146)	(76,730)	(95.4%)	(71.0%)
Net foreign exchange gain	36,015	30,774	46,788	80,784	(61.9%)	(34.2%)
Total financial transactions, net	**31,898**	**27,256**	**34,642**	**4,054**	**572.3%**	**(21.3%)**
Other operating income	7,344	6,275	3,870	5,749	9.1%	62.1%
Net operating profit before provisions for loan losses	**742,495**	**634,447**	**565,606**	**522,465**	**21.4%**	**12.2%**
Provision for loan losses	**(148,668)**	**(127,034)**	**(94,498)**	**(84,888)**	**49.6%**	**34.4%**
Net operating profit	**593,827**	**507,413**	**471,108**	**437,577**	**16.0%**	**7.7%**
Personnel salaries and expenses	(115,512)	(98,703)	(98,313)	(102,347)	(3.6%)	0.4%
Administrative expenses	(90,220)	(77,091)	(67,357)	(60,605)	27.2%	14.5%
Depreciation and amortization	(36,970)	(31,590)	(32,141)	(27,513)	14.8%	(1.7%)
Op. expenses excl. Impairment and Other operating expenses	**(242,702)**	**(207,384)**	**(197,811)**	**(190,465)**	**8.9%**	**4.8%**
Impairment of property, plant and equipment	-	-	-	-	--%	--%
Other operating expenses	(24,673)	(21,083)	(44,586)	(24,704)	(14.7%)	(52.7%)
Total operating expenses	**(267,375)**	**(228,467)**	**(242,397)**	**(215,169)**	**6.2%**	**(5.7%)**
Operating income	**326,451**	**278,946**	**228,711**	**222,408**	**25.4%**	**22.0%**
Income from investments in associates and other companies	(2,241)	(1,915)	365	257	(845.1%)	(624.7%)
Income before tax	**324,210**	**277,031**	**229,076**	**222,665**	**24.4%**	**20.9%**
Income tax expense	(49,512)	(42,307)	(49,852)	(37,047)	14.2%	(15.1%)
Net income from ordinary activities	**274,698**	**234,724**	**179,224**	**185,618**	**26.5%**	**31.0%**
Net income discontinued operations	-	-	-	-	--%	--%
Net consolidated income	**274,698**	**234,724**	**179,224**	**185,618**	**26.5%**	**31.0%**
Net income attributable to:						
Non-controlling interest	3,468	2,963	3,217	2,384	24.3%	(7.9%)
Net income attributable to equity holders of the Bank	**271,230**	**231,761**	**176,007**	**183,435**	**26.3%**	**31.7%**

1. The exchange rate used to calculate the figures in dollars was Ch$854.48 / US$1

Annex 5: Quarterly evolution of main ratios and other information

(Ch$ millions)	4Q20	1Q21	2Q21	3Q21	4Q21
Loans					
Consumer loans	4,940,879	4,827,217	4,771,958	4,856,976	4,999,249
Residential mortgage loans	12,411,825	12,676,074	12,971,106	13,354,322	13,876,175
Commercial loans	17,037,536	16,998,782	16,927,183	17,545,355	17,758,916
Interbank loans	18,930	5,033	7,643	825	428
Total loans (including interbank)	**34,409,170**	**34,507,106**	**34,677,890**	**35,757,478**	**36,634,768**
Allowance for loan losses	(976,821)	(987,652)	(958,516)	(938,608)	(958,761)
Total loans, net of allowances	**33,432,349**	**33,519,454**	**33,719,374**	**34,818,870**	**35,676,007**
Deposits					
Demand deposits	14,560,893	15,713,432	17,722,252	17,367,090	17,900,938
Time deposits	10,581,791	10,603,859	11,755,807	12,489,856	10,131,055
Total deposits	**25,142,684**	**26,317,291**	**29,478,059**	**29,856,946**	**28,031,993**
Mutual funds (Off balance sheet)	8,091,566	8,149,368	8,300,614	8,853,114	7,891,967
Total customer funds	**33,234,250**	**34,466,659**	**37,778,673**	**38,710,060**	**35,923,960**
Loans / Deposits[1]	**100.3%**	**96.9%**	**87.2%**	**89.7%**	**97.3%**
Average balances					
Avg. interest earning assets	41,010,000	41,510,046	41,719,093	43,609,704	45,387,518
Avg. Loans	34,680,752	34,358,838	34,375,599	35,277,586	36,199,593
Avg. assets	55,857,850	54,949,433	56,883,770	60,507,495	63,943,977
Avg. demand deposits	14,028,347	14,844,587	16,794,519	17,632,044	17,708,221
Avg equity	3,596,092	3,567,645	3,433,826	3,310,139	3,308,296
Avg. free funds (demand plus equity)	17,624,439	18,412,232	20,228,346	20,942,183	21,016,517
Capitalization[2]					
Risk weighted assets	33,460,744	33,462,867	33,909,159	34,985,597	36,426,110
Tier I (Shareholders' equity)	3,567,916	3,651,387	3,418,271	3,372,426	3,494,580
Tier II	1,575,928	1,014,922	1,046,217	1,055,390	1,325,585
Regulatory capital	5,143,843	5,168,252	4,973,126	4,952,600	5,776,831
Core Capital ratio	**10.7%**	**10.7%**	**10.1%**	**9.6%**	**9.6%**
Tier I ratio	**10.7%**	**12.4%**	**11.6%**	**11.1%**	**12.2%**
Tier II ratio	**4.7%**	**3.0%**	**3.1%**	**3.0%**	**3.6%**
BIS ratio	**15.4%**	**15.4%**	**14.7%**	**14.2%**	**15.9%**
Profitability & Efficiency					
Net interest margin (NIM)[3]	**4.3%**	**4.2%**	**4.2%**	**4.0%**	**4.5%**
Efficiency ratio[4]	38.3%	37.6%	37.4%	38.0%	33.8%
Costs / assets[5]	1.4%	1.4%	1.4%	1.3%	1.3%
Avg. Demand deposits / interest earning assets	34.2%	35.8%	40.3%	40.4%	39.0%
Return on avg. Equity	**20.4%**	**20.4%**	**21.6%**	**21.3%**	**28.0%**
Return on avg. Assets	1.3%	1.3%	1.3%	1.2%	1.4%
Return on RWA	2.2%	2.2%	2.2%	2.1%	2.6%

(Ch$ millions)	Dec-20	Mar-21	Jun-21	Sep-21	Dec-21
Asset quality					
Impaired loans[6]	**1,789,983**	**1,764,102**	**1,691,481**	**1,663,906**	**1,652,788**
Non-performing loans (NPLs)[7]	**486,435**	**435,158**	**446,625**	**438,248**	**449,835**
Past due loans[8]	325,044	297,984	284,999	273,156	248,902
Loan loss reserves	(976,821)	(987,652)	(958,516)	(938,608)	(958,761)
Impaired loans / total loans	5.2%	5.1%	4.9%	4.7%	4.5%
NPLs / total loans	1.4%	1.3%	1.3%	1.2%	1.2%
PDL / total loans	0.9%	0.9%	0.8%	0.8%	0.7%
Coverage of NPLs (Loan loss allowance / NPLs)	200.8%	227.0%	214.6%	214.2%	213.1%
Coverage of PDLs (Loan loss allowance / PDLs)	300.5%	331.4%	336.3%	343.6%	385.2%
Risk index (Loan loss allowances / Loans)[9]	2.8%	2.9%	2.8%	2.6%	2.6%
Cost of credit (prov expense annualized / avg. loans)	1.0%	1.0%	1.1%	1.1%	1.4%
Clients and service channels (#)					
Total clients	3,607,609	3,762,790	3,893,309	4,015,157	4,116,301
Digital clients	1,546,524	1,723,240	1,867,167	1,933,581	2,016,947
Current account holders (including Superdigital)	1,508,530	1,673,345	1,848,457	2,004,722	2,184,012
Branches	358	346	344	339	326
ATMs (includes depositary ATMs)	1,199	1,222	1,257	1,259	1,338
Employees	10,470	10,391	10,240	10,018	9,988
Market information (period-end)					
Net income per share (Ch$)	**0.97**	**0.96**	**0.98**	**0.93**	**1.23**
Net income per ADR (US$)	**0.55**	**0.54**	**0.54**	**0.46**	**0.58**
Stock price	34.1	45	36.31	40.63	34.25
ADR price	18.99	24.83	19.87	19.77	16.29
Market capitalization (US$mn)	8,946	11,651	9,361	9,224	7,674
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[10]	1.3%	1.1%	1.1%	1.3%	3.0%
Central Bank monetary policy reference rate (nominal)	0.50%	0.50%	0.50%	1.50%	4.00%
Observed Exchange rate (Ch$/US$) (period-end)	712.47	718.84	732.08	811.46	854.48

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. Capitalization numbers from March 2021 are under BIS III standards. Tier 1 ratio uses core capital.
3. NIM = Net interest income annualized divided by interest earning assets
4. Efficiency ratio = (Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
5. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
6. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
7. Capital + future interest of all loans with one installment 90 days or more overdue.
8. Total installments plus lines of credit more than 90 days overdue.
9. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
10. Calculated using the variation of the Unidad de Fomento (UF) in the period.